     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is subject of this 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are sent.

* The remainder of this cover page shall be filed out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which could alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D

Item 1. Security and Issuer.

     The statement relates to the Common Stock, $0.001 par value per share ("Common Stock") issued by Lucas Energy, Inc., a Nevada Corporation (the "Company"), whose principal executive offices are located at 6800 West Loop South, Suite 415, Bellaire, Texas 77401 . 713-528-1881

Item 2. Identity and Background.

This statement is filed by James J. Cerna, Jr., an individual ("Reporting Person").

     The Reporting Person has not, during the last five (5) years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3. Source and Amount of Funds or Other Considerations.

     The Reporting Person acquired 844,303 shares of the Company's stock in exchange for funds tendered to the Company’s wholly-owned subsidiary and for services as a founder of the subsidiary company. The shares are held by the James J. Cerna Revocable Trust, of which the Reporting Person is the Trustee.

Item 4. Purpose of Transaction

The purpose of the transaction in the stock is investment. Additionally, no changes will be made to the issuer's charter, bylaws or instruments corresponding thereto.

Item 5. Interest in Securities of the Issuer.

COMMON STOCK

As of the date hereof, the Reporting Person beneficially owns 613,098 shares of the Company's common stock, comprising 5.91% of the issued and outstanding common stock of the Company. The percentage used herein is calculated based upon the 10,375,088 shares of Common Stock of the Company stated by the Company as issued and outstanding as of July 31, 2009. The Reporting Person has sole voting and dispositive powers with respect to 613,098 shares of Common Stock which he owns and which are held by the James J. Cerna Revocable Trust, of which the Reporting Person is the Trustee. The Reporting Person has not effected other transactions in the shares of the common stock.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to

Securities of the Issuer.

None.

Item 7. Material to be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 18, 2009

/s/ James J. Cerna, Jr.
James J. Cerna, Jr.